Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Alzamend Neuro, Inc. on Form 1-A of our report dated August 19, 2016, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Alzamend Neuro, Inc. as of April 30, 2016 and for the period from February 26, 2016 (inception) to April 30, 2016, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum llp

Marcum llp

New York, NY

August 19, 2016